SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

04004356

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SEC FILE NUMBER
8-30169

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McGregor Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11236 Davenport Street
(No. and Street)

Omaha (City) Nebraska (State) 68154 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2004 WASHINGTON DC 187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LeGrande N. McGregor 402-334-2123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackman & Associates, PC
(Name – *if individual, state last, first, middle name*)

17445 Arbor Street, Suite 200 (Address) Omaha (City) Nebraska (State) 68130 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LeGrande N. McGregor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McGregor Equities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA L. HAUCK
MY COMMISSION EXPIRES
May 23, 2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGREGOR EQUITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

WITH INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2003

Blackman & Associates, P.C.
Certified Public Accountants

January 30, 2004

Board of Directors and Stockholder
McGregor Equities, Inc.
Omaha, Nebraska 68164

We hereby consent to the use of the audited financial statements of McGregor Equities, Inc. as of December 31, 2003, and for the year then ended, as needed for registration, licensing and other purposes.

Blackman & Associates, P.C.

Blackman & Associates, P.C.

CONTENTS

Blackman & Associates, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

The Board of Directors
McGregor Equities, Inc.
Omaha, Nebraska

We have audited the accompanying balance sheet of McGregor Equities, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McGregor Equities, Inc. as of December 31, 2003, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedules on pages 8 - 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman & Associates, P.C.

Omaha, Nebraska
January 30, 2004

McGREGOR EQUITIES, INC.

BALANCE SHEET

December 31, 2003

ASSETS

Current Assets:		
Cash	$	54,839
Investment securities		53,088
NASD Stock		17,025
CRD Deposit		165
Total Current Assets		125,117
Total Assets	$	125,117

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		--
Stockholder's Equity (Note C):		
Common stock, Class A, $1 par value; 10,000 shares authorized; 5,350 shares issued and outstanding		5,350
Additional paid-in capital		24,610
Retained earnings		95,157
Total Stockholder's Equity		125,117
Total Liabilities and Stockholder's Equity	$	125,117

The accompanying notes are an integral part of these financial statements.

McGREGOR EQUITIES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Revenue (Note D):		
Commissions	$	27,500
Interest income		519
Dividend income		372
Total Revenue		28,391
Operating Expenses (Note D)		9,573
Operating Income		18,818
Other Income:		
Unrealized holding gain on securities		5,326
Net Income (Note E)	$	24,144

The accompanying notes are an integral part of these financial statements.

McGREGOR EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2003

	Common Stock	Paid In Capital	Retained Earnings
Balance, December 31, 2002	$ 5,350	$ 24,610	$ 71,013
Distributions	--	--	--
Net Income	--	--	24,144
Balance, December 31, 2003	$ 5,350	$ 24,610	$ 95,157

The accompanying notes are an integral part of these financial statements.

McGREGOR EQUITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

Cash Flows From Operating Activities:		
Net Income	$	24,144
Adjustments to reconcile net income to net cash used by operating activities:		
Unrealized gain in securities held for investment		(5,514)
Changes in operating assets and liabilities:		
CRD Deposit		(15)
Net Cash Provided by Operating Activities		18,615
Cash Flows From Investing Activities		--
Net Cash Provided by Investing Activities		--
Cash Flows From Financing Activities		--
Net Cash (Used) by Financing Activities		--
Net Increase in Cash		
Cash at beginning of year		36,224
Cash at end of year	$	54,839
Cash paid for interest	$	--
Cash paid for taxes	$	--

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION AND BUSINESS

McGregor Equities, Inc. (the Company) was incorporated in September of 1982 in the State of Nebraska and is a registered broker/dealer under the Securities Exchange Act of 1934. The Company is engaged in the business of offering limited liability company investment interests.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with maturities at acquisition of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2003.

Investment Securities
Investment securities consist of marketable equity securities purchased by the Company. The securities are classified as trading securities and are carried at fair market value based on closing prices reported by the various stock exchanges. Unrealized gains and losses on trading securities are recognized in income during the current period.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. The Company is required to maintain minimum dollar net capital of not less than $5,000 and is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, or 6 2/3%, both as defined in the Rule. At December 31, 2003, the Company had net capital of $99,494, which was $94,494 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2003.

NOTE D - RELATED PARTIES

The Company acts as an agent in the sale of real estate interests for limited liability companies in which the Company's sole stockholder is a partner or manager. Commissions earned in this agency capacity from related entities was $27,500 in 2003.

The Company's operations are located in the same office building as McGregor Interests, Inc., an affiliated company. McGregor Interests, Inc. allocates to the Company its proportionate share of overhead expenses incurred which were $0 in 2003.

NOTE E - INCOME TAXES

The Company has elected to be taxed under the provisions of Sub-chapter S of the Internal Revenue Code as of January 1, 1999. These provisions provide for the reporting of the Company's income and payment of income taxes by the stockholder individually. Likewise, tax benefits derived flow through to the stockholder. Therefore, no provision or liability for federal or state income taxes is reflected in these financial statements.

SUPPLEMENTARY INFORMATION

McGREGOR EQUITIES,INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2003

AGGREGATE INDEBTEDNESS:		
Total liabilities	$	--
Total Aggregate Indebtedness	$	--
NET CAPITAL		
Total stockholder's equity	$	125,117
Deductions and/or charges:		
Non-allowable assets:		
Prepaid licensing fees		165
Securities haircuts		25,458
Net Capital	$	99,494
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar net capital required	$	5,000
Excess net capital	$	94,494
Aggregate indebtedness to net capital		0%

McGREGOR EQUITIES,INC.

RECONCILIATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT

December 31, 2003

Aggregate indebtedness per audit report	$	--
Aggregate indebtedness per FOCUS Report		--
Difference	$	--
Net capital per audit report	$	99,494
Net capital per FOCUS Report		99,494
Difference	$	--

McGREGOR EQUITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

Year Ended December 31, 2003

For the year ended December 31, 2003, the Company incurred no liabilities that were subordinated to the claims of general creditors.

McGREGOR EQUITIES, INC.

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2003

The Company claims exemption from this requirement based on the provisions of Section B(k)(2)(a).

McGREGOR EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT PURSUANT TO RULE 15c3-3

December 31, 2003

The Company claims exemption from this requirement based on the provisions of Section B(k)(2)(a).

Blackman & Associates, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
McGregor Equities, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements and supplementary information of McGregor Equities, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Blackman & Associates, P.C.

Omaha, Nebraska
January 30, 2004